NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES EXECUTIVE AND BOARD LEADERSHIP CHANGES

•Lorenzo Pellicioli to retire as chairperson of the board of directors
•Marco Sala appointed executive chair of the board of directors
•Vincent Sadusky appointed CEO and executive director
•Maria Pinelli and Ashley Hunter appointed to the board of directors
•Maria Pinelli appointed chair of the audit committee

LONDON – Jan. 20, 2022 – International Game Technology PLC (NYSE:IGT) ("IGT" or the “Company”) today announced that on January 14, 2022 its board of directors implemented a number of changes to the Company’s executive team and board.

Lorenzo Pellicioli will retire as chairperson of the IGT Board of Directors and will remain a non-executive director. Marco Sala, currently CEO of IGT, will become executive chair of the board. Vincent Sadusky will become CEO and executive director of the board. These changes will be effective January 24, 2022.

In a separate release today, B&D Holding S.p.A., the controlling shareholder of De Agostini S.p.A., announced that Marco Sala will be proposed at the June 2022 meeting of the corporate bodies of De Agostini as the next CEO of De Agostini, succeeding Lorenzo Pellicioli, who is retiring from the position.

“The changes to the IGT executive team and board are an important step in positioning the Company for the next phase of its evolution. The actions further strengthen IGT’s capabilities to execute on its long-term strategy and the value creation initiatives identified in the Company’s recent investor day. It is a natural evolution for Marco to lead the IGT board. More importantly, during his 19-years at IGT and its predecessor companies, he has a proven track record of success and has earned the trust and respect of IGT’s customers, investors, business partners and regulators. As executive chair, Marco will focus on managing the board, corporate governance, including sustainability initiatives, and guiding the strategic direction of IGT.

“Likewise, we are delighted to announce that Vince Sadusky, a seasoned executive, long-time member of the current IGT board as well as that of its predecessor companies and the former chair of our audit committee will succeed Marco as CEO. Vince brings a unique set of skills to the role, where he combines his knowledge of IGT with his demonstrated ability to create shareholder value with decades in leadership roles in public and private companies in dynamic industries, including digital and media. His transition into the CEO role will be relatively seamless,” said Lorenzo Pellicioli, chairperson of IGT.

“I am looking forward to taking on the new role of executive chair at IGT and to partner with Vince, with whom I have worked extensively over the years, in leading IGT forward. I believe our skills and experiences are complementary and will serve our stakeholders well. In particular, Vince’s vast experience with portfolio companies and capital markets will be valuable as we look to execute on our strategy,” said Marco Sala, CEO of IGT.

“IGT is well-positioned for the future, and I am very excited to join the Company as its next CEO. With a seasoned executive team and very talented group of employees across the world, it represents a great opportunity for me to support an industry leader in the next phase of its growth,” said Vincent Sadusky.

The board of directors also appointed Maria Pinelli and Ashley Hunter as non-executive directors of the board. Ms. Hunter was also appointed to the Company’s Nominating and Corporate Governance Committee and Ms. Pinelli was appointed chair of the Company’s Audit Committee, replacing Vincent Sadusky. These changes were effective January 14, 2022.

“We are delighted to have Maria and Ashley join our board. They both bring deep and diverse professional experiences to IGT to enhance our board composition. We are looking forward to their contributions,” said Lorenzo Pellicioli, chairperson of IGT.

Executive & Director Biographies

Lorenzo Pellicioli served as chairperson of the IGT Board of Directors from November, 2018 to January, 2022 after serving as vice-chairperson since April 2015. From August 2006 to April 2015, he was chairperson of the GTECH S.p.A. (formerly Lottomatica Group) Board of Directors. He has served as CEO of De Agostini S.p.A. since November 2005. He has also served as a director of IDeA Alternative Investments S.p.A. and as managing director of DeA Factor S.p.A. Mr. Pellicioli serves as chairman of the board of directors of DeA Capital, as a director of Banijay Group SAS and LDH SAS, and he is also a member of the compensation committee and of the appointments and corporate governance committee and director of the board of directors of Assicurazioni Generali.

Marco Sala was CEO of IGT from April, 2015 to January, 2022. In addition to serving on the board of directors for IGT in his role as CEO, in May 2020 he was appointed to the board of directors for De Agostini S.p.A. Prior to April 2015, he served as CEO of GTECH S.p.A. (formerly Lottomatica Group) since April 2009 and was responsible for overseeing all of the Company’s segments including the Americas, international, Italy, and products and services. He joined the Company as co-general manager in 2003 and has since served as a member of the board of directors. In August 2006, he was appointed managing director with responsibility for the Company’s Italian operations and other European activities. Previously, he was CEO of Buffetti, Italy's leading office equipment and supply retail chain. Prior to Buffetti, Sala served as head of the business directories division for SEAT Pagine Gialle. Earlier in his career, he worked at Magneti Marelli (a Fiat Group company) and Kraft Foods.

Vincent Sadusky was CEO and board member of Univision Communications from 2018 to 2020, the largest Hispanic media company in the US, operating multiple broadcast and cable networks, local TV and radio stations, digital video and audio streaming. Prior to Univision, he was CEO and board member from 2014 to 2017 of Media General, a local TV station and digital media company with more than 50 TV stations and 5,000 employees. From 2006 to 2014, he was CEO and board member of LIN Media, a local TV station broadcaster and digital media company. He also served as CFO of LIN Media from 2004 to 2006 and was CFO of Telemundo Communications from 1999 to 2004. In addition to serving on the IGT board of directors since 2010 and most recently chairing its audit committee, Sadusky has served on the boards of the Paley Center for Media, the National Association of Broadcasters and was the treasurer for the NBC Affiliates Board. Earlier in his career, he worked at Ernst & Young, and co-founded JVB Financial Group and Zeus Financial, fixed-income securities trading firms.

Maria Pinelli is a global C-suite executive who currently serves as a member of the board of directors for Globant and board director and chair of the audit committee for Archer Aviation, Inc. and Clarim Acquisition Corp. She served in a variety of leadership roles at EY from October, 1986 to November, 2020, including consumer products and retail leader, global vice chair – strategic growth markets, global IPO leader, and Americas leader – strategic growth markets. In her role as an advisor at EY, she successfully led more than 20 IPOs in four different countries and more than 25 M&A transactions worldwide. Her experience includes strategic transactions and due diligence advice, Sarbanes-Oxley implementation and stakeholder management. She has served as an advisor to some of the world’s most iconic e-commerce, consumer products, and retail brands.

Ashley Hunter has been a lecturer at the University of Texas at Austin School of Information since 2015, and is the founding partner of A. Hunter & Company, a leading risk management advisory firm. Previously she was managing director of HM Risk Group LLC where she assisted many startups and corporations with alternative risk transfer schemes and reinsurance placement, globally. Under her leadership, HM Risk Group became a leader in the development of niche insurance products for the sharing and assistive reproductive technology industry. Prior to founding HM Risk Group in 2006, she worked in various claims and underwriting management positions for State Farm Insurance Companies, The Hartford Insurance Company and AIG Insurance Company.

About IGT
IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

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Contacts
Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452 and outside U.S./Canada +1 (401) 392-7452
Francesco Luti, Italian media inquiries, +39 34 85475493
James Hurley, Investor Relations, +1 (401) 392-7190